November 5, 2008

Ms. Melissa Feider
United States Securities Exchange Commission
Division of Corporation Finance
Mail Stop:4561
Washington, D.C. 20549

Re:	Avatar Systems, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 4, 2008
Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
File No. 00-32925

Dear Ms. Feider:

This letter is written in response to your letter of comments dated October 28, 2008 on Form 10-KSB for the Fiscal Year Ended December 31, 2007 filed on April 4, 2008 and Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008 (the “Reports”) filed with the United States Securities Exchange Commission (the “Commission) pursuant to the Securities Exchange Act of 1934, as amended.

Form 10-KSB for the fiscal year ended December 31. 2007

Note B -Acquisition, page F-11

1.
We note that the Company acquired all of the outstanding stock of Questa Software Systems, Inc. ("Questa") on August 18, 2006 for a total purchase price of $2.2 million. Tell us how you considered providing two years of audited financial statements for Questa pursuant to Item 310(c) of Regulation S-B, as it appears that the acquisition was significant at the 40% level based upon the investment test. In your response, please provide us with your analysis in determining whether or not Questa represents a significant subsidiary.

2.	In addition, tell us how you considered providing proforma financial information showing the effects of this acquisition pursuant to Item 310(d) of Regulation S-B.

AVATAR SYSTEMS, INC. • 2801 Network Blvd, Ste. 210 • Frisco, TX 75034 • PH 972.720.1800 • FX 972.720.1900
West Texas Regional Office • 10 Desta Drive, Ste. 250W • Midland, TX 79705 • PH 432.684.1155 • FX 432.684.6881
Avatar 400 - Branch Office • 1901 Rickety Lane, Ste. 216 • Tyler, TX 75703 • PH 972.720.1800 • FX 903.534.5239
www.avatarsystems.net

Ms. Melissa Feider
Staff Accountant
United State Securities Exchange Commission
November 5, 2008

Response to Items #1 and #2

We agree that the acquisition of Questa Software Systems, Inc. (Questa) represented a significant subsidiary of Avatar requiring two years of audited financial statements. However, Questa was a privately held company whose financial statements had never been audited. We attempted, but were unable to timely complete the audits of Questa and file the required audited financial statements. As a result, the audits of the Questa financial statements were not completed. The operating results of Questa from the effective date of the acquisition (August 1, 2006) and unaudited proforma operating results for the appropriate periods were included in our subsequently filed Form 10-QSB’s and Form 10-KSB’s. The acquisition was financed with debt issued to stockholders and to a bank. Financing with equity raised in the public capital markets was not contemplated.

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 30

3.
Please revise your Form 10-KSB to include the conclusions of the Company's principal executive and principal financial officers, or person performing similar functions, regarding the effectiveness of disclosure controls and procedures pursuant to Item 307 of Regulation S-K. Please be advised that when you provide the definition of disclosure controls and procedures that you either: (l) provide the complete definition per Rule 13a-15(e) of the Exchange Act or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the rule.

Response to Item #3

We have noted to include the conclusions of the “Company’s principal executive and principal financial officers, or persons performing similar functions” regarding the effectiveness of disclosure controls and procedures and will clearly indicate that the evaluation was made with respect to “disclosure controls and procedures”, as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, any in future filings of Form 10-Q and 10-K.

Exhibit 31.1 and 31.2

We note that the certifications included in your December 31, 2007 Form 10-KSB and your March 31, 2008 and June 30, 2008 Form l0-Q do not include all of the required disclosures set forth in Exhibit 601(b)(3l) of Regulation S-K. Please amend your Form 10-KSB and Forms 10-Q to include certifications that comply with Exchange Act Rules 13a-14(a) and ISd-14(a) to include the exact form set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise your disclosures as follows:

Ms. Melissa Feider
Staff Accountant
United State Securities Exchange Commission
November 5, 2008

•
Please revise paragraph 4 for your Form 10-KSB and Forms 10-Q to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act rule 13a-15(f) and 15d-15(f);

•
Please include a statement (as item (b) under paragraph 4) in your Form 10-KSB that the certifying officers have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles", and;

•	Ensure that the language in paragraphs 4(a), (b), and (d) in your Form 10-KSB are consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

Response to Item #4

We have noted to include in future Form 10-K’s and Form 10-Q’s certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a) in the exact form set forth in Item 601(b) (31) of Regulation S-K.

We have also noted to indicate in paragraph 4 that the “certifying officers” are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f); and, will include a statement (as item (b) under paragraph 4) in future Form 10-K’s and Form 10-Q’s that the “certifying officers” have “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles”, and; ensure that the language in paragraphs 4(a), (b), and (d) in future filings is consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

We advise you further that the Company filed a Form 15 with the Commission on October 30, 2008, pursuant to Rule 12g-4(a)(2). Our understanding of Rule 12g-4(b) is that our duty to file any further reports was thereby suspended, and unless you inform us to the contrary, we do not plan to file any amendments to the Reports.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Melissa Feider
Staff Accountant
United State Securities Exchange Commission
November 5, 2008

Please contact me, or Tony Smith, at (972) 720-1800 if you have any questions.

Sincerely,

/s/ Robert C. Shreve

Robert C. Shreve Chief Executive Officer and Chief Financial Officer